Exhibit 21
SUBSIDIARIES OF OPKO HEALTH, INC.

NAME	JURISDICTION OF INCORPORATION

OPKO Instrumentation, LLC	Delaware
OPKO Ophthalmics, LLC	Delaware
Froptix LLC	Florida
Ophthalmics Technology, Inc.	Ontario, Canada
Vidus Ocular, Inc.	Delaware
Pharma Genexx, S.A.	Chile